CONNER & WINTERS

ATTORNEYS AND COUNSELORS AT LAW

75 YEARS

Conner & Winters, LLP
1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102-7101
405-272-5711
Fax 405-232-2695
www.cwlaw.com

August 21, 2008

<u>VIA EDGAR</u>

Mr. William Thompson
United States Securities and Exchange Commission
Division of Corporation Finance

Re: *Energy Source, Inc. (f/k/a Bancorp International Group, Inc.);*
<u>Representation in SEC & Corporate Matters</u>; <u>Our File No. 11528-0001</u>

Dear Mr. Thompson:

As a follow up to our phone conversation this afternoon, I want to confirm that Energy Source, Inc. (f/k/a Bancorp International Group, Inc.) (the "Company") will do its best to respond as soon as possible to the requests submitted by your letter dated July 22, 2008. Further, according to our discussion, I advised you that the Company's response would be delayed due to the discovery of your letter early this afternoon. As a result, informally you advised me that although you could not provide a formal extension, it should be satisfactory if we provided a response as soon as possible thereafter. Therefore, I advised you that we intend to meet with representatives of the Company on August 26, 2008 or as soon thereafter as possible, and we will coordinate with the Company and its accountant to respond to your requests no later than Wednesday, September 10, 2008.

We appreciate your attention to this matter. If you have any questions, please do not hesitate to contact the undersigned at (405) 272-5711.

Sincerely,

John J. Griffin
For the Firm

JJG:dr
Enclosures

cc: Mr. Thomas Megas